

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Robert D. George
Vice President and Chief Financial Officer
Esterline Technologies Corporation
500-108th Avenue NE
Bellevue, Washington 98004

Re: Esterline Technologies Corporation
Form 10-K for the Fiscal Year Ended October 29, 2010
Filed December 21, 2010
File No. 001-06357

Dear Mr. George:

     We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant